Exhibit 4.61

SUPPLEMENTAL AGREEMENT

THIS SUPPLEMENTAL AGREEMENT dated October 7, 2019 (the "Effective Date") is to amend the HOSTING AGREEMENT made on JULY 9, 2019 between 1151203 B.C. Ltd ("Host") and 1215542 B.C. LTD ("Client") that was executed by Songhua Zhang and Xiaofeng Peng.

Both Host and Client mutually agree to the following amendments:

(1) As of the Effective Date, Host and Client (collectively, the Parties) agree to change the Hosting Fee to CAD $0.07/khw. This rate change is also applicable to UMining, an affiliate of Client.

(2) Host has the right to increase its fees to C$0.073/kwh or higher, when a ratio of Bitcoin Price: Bitcoin Hash Rate goes back or higher than US $12,561 : 58,125,056TH/s, which the ratio was on the day of July 9th 2019. Host agrees to notify Client in writing prior to such rate increase.

(3) Unless and only to the extent that Client is legitimately disputing any portion of that invoice, in which case Client shall pay the non-disputed portion in full within such 15-day period and shall also provide reasons justifying its position regarding the disputed portion within such 15-day period, Client shall be deemed to be in default if Client fails to pay in full any invoice within 15 days of Host sending that monthly invoice to Client. Host will send each monthly invoices to Client on the 15th day of every month; Client shall pay these invoices by the end of the month.

(4) Client agrees to pay the full amount of Security Deposit, which equals to one month Hosting Fee, by the end of December 15, 2019 . Client shall secure this payment of this Security Deposit to Host through its earliest tax return, and shall gives Host all the authorizations to follow up Canada Revenue Agency or Quebec Revenue Agency, or the accounting firm, or the bank staffs, to follow up and assume the ownership of the fund of the tax return. Host also reserves the right to pursue this payment of Security Deposit through other solutions described in the original Hosting Agreement.

(4) Host reserves the right to suspend all Services in the event that Client fails to pay these invoices as required pursuant to this SUPPLEMENTAL AGREEMENT, or the HOSTING AGREEMENT signed before. After sending a notice to Client, Host may also, without resorting to legal process, take immediate possession of all Client Servers then being hosted by Host, and take any action to recover its loss.

(5) This SUPPLEMENTAL AGREEMENT may be executed (by original or electronic) by the Parties in one or more counterparts, each of which shall be considered an original and one and the same agreement, and shall become effective when the SUPPLEMENTAL AGREEMENT has been properly executed by both Parties.

IN WITNESS WHEREOF, the Parties have executed this SUPPLEMENTAL AGREEMENT as of the Effective Date.

Host: 1151203 B.C. Ltd.	Client: 1215542 B.C. Ltd.

Per: /s/ Songhua Zhang	Per: /s/ Xiaofeng Peng
Name: Songhua Zhang	Name: Xiaofeng Peng
Title: Director	Title: CEO

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